SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution for the Cancellation of Treasury Shares

On March 13, 2024, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) resolved to cancel 9,357,960 shares of its common stock, which Woori Financial Group plans to acquire as treasury shares pursuant to the announcement on Form 6-K titled “Resolution for the Acquisition of Treasury Shares” furnished on March 13, 2024. The details are as follows:

1. Class and number of shares to be retired	Common stock	9,357,960
	Different classes of stocks	—
2. Total number of shares issued	Common stock	751,949,461
	Different classes of stocks	—
3. Par value per share (KRW)		5,000
4. Estimated amount of shares to be cancelled (KRW)		136,626,216,000
5. Scheduled period of acquisition of treasury shares for cancellation	Start date	2024-03-14
	End date	2024-03-14
6. Method of acquisition of shares to be cancelled		Off-hours block trading
7. Scheduled date of cancellation		—
8. Date of board resolution (decision date)		2024-03-13
- Attendance of independent directors	Present (No.)	6
	Absent (No.)	0

Other Considerations :

•	The cancellation of shares above is conducted in accordance with Article 343, Paragraph 1 of the Korean Commercial Code.

•

The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for dividends, and as such, there will be no reduction in the paid-in capital of Woori Financial Group, although the total number of shares issued will decrease.

•

The item “4. Estimated amount of shares to be cancelled (KRW)” above is calculated based on the actual transaction price, which is the closing price (KRW 14,600) as of the date of the board resolution.

•

The item “6. Method of acquisition of shares to be cancelled” above is through an off-hours block trade by Woori Financial Group to acquire all shares currently held by the Korea Deposit Insurance Corporation on March 14, 2024. For further details, please refer to the announcement on Form 6-K titled “Resolution for the Acquisition of Treasury Shares” furnished on March 13, 2024.

•

Regarding item “7. Scheduled date of cancellation” above, Woori Financial Group intends to cancel all acquired shares after completing the acquisition. Woori Financial Group plans to coordinate with the relevant parties and provide a further update in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 13, 2024	By: /s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President